Mail Stop 3561

May 15, 2008

J. David Flanery
Chief Financial Officer
Papa John's International, Inc.
2002 Papa Johns Boulevard
Louisville, KY 40299-2367

      Re: Papa John's International, Inc.
               File No. 000-21660
               Form 10-K: For the Fiscal Year Ended December 30, 2007
               Form 8-K: February 26, 2008

Dear Mr. Flanery:

      We have completed our review of your Form 10-K and related filing and have no further comments at this time.

                    Sincerely,

                    Michael Fay
                    Branch Chief